# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VERISIGN, INC., CIK 0001014473
CUSIP: 92343E102
Title of class of securities: Common Stock par value $0.01 per share
Address of issuer's principal executive offices: 12061 Bluemont Way, Reston, Virginia (VA), 20190
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001067983

## Reporting persons
- Warren E. Buffett: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 8,989,880; sole dispositive power 0; shared dispositive power 8,989,880; aggregate amount beneficially owned 8,989,880 (9.7% of the class)
- Berkshire Hathaway Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 8,989,880; sole dispositive power 0; shared dispositive power 8,989,880; aggregate amount beneficially owned 8,989,880 (9.7% of the class)
- National Indemnity Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 8,016,933; sole dispositive power 0; shared dispositive power 8,016,933; aggregate amount beneficially owned 8,016,933 (8.6% of the class)
- GEICO Corporation: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 8,016,933; sole dispositive power 0; shared dispositive power 8,016,933; aggregate amount beneficially owned 8,016,933 (8.6% of the class)
- Government Employees Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 8,016,933; sole dispositive power 0; shared dispositive power 8,016,933; aggregate amount beneficially owned 8,016,933 (8.6% of the class)
- BNSF Master Retirement Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Texas (TX); member of a group; sole voting power 0; shared voting power 515,032; sole dispositive power 0; shared dispositive power 515,032; aggregate amount beneficially owned 515,032 (0.55% of the class)
- Scott Fetzer Company Collective Investment Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Ohio (OH); member of a group; sole voting power 0; shared voting power 95,100; sole dispositive power 0; shared dispositive power 95,100; aggregate amount beneficially owned 95,100 (0.1% of the class)
- Precision Castparts Corp. Master Fund: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Oregon (OR); member of a group; sole voting power 0; shared voting power 362,815; sole dispositive power 0; shared dispositive power 362,815; aggregate amount beneficially owned 362,815 (0.39% of the class)

## Item 1. Issuer
Name of issuer: VERISIGN, INC.
Address of issuer's principal executive offices: 12061 Bluemont Way, Reston, VA 20190

## Item 2. Person Filing
Name of person filing:
Warren E. Buffett
Berkshire Hathaway Inc.
National Indemnity Company
GEICO Corporation
Government Employees Insurance Company
BNSF Master Retirement Trust
Scott Fetzer Company Collective Investment Trust
Precision Castparts Corp. Master Trust.
Address of principal business office or, if none, residence:
Warren E. Buffett
3555 Farnam Street
Omaha, NE 68131

Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, NE 68131

National Indemnity Company
1314 Douglas Street
Omaha, NE 68102

GEICO Corporation
One GEICO Plaza
Washington, DC 20076

Government Employees Insurance Company
One GEICO Plaza
Washington, DC 20076

BNSF Master Retirement Trust
c/o BNSF Railway
2650 Lou Menk Drive
Fort Worth, TX 76131

Scott Fetzer Company Collective Investment Trust
c/o Marmon Holdings Inc.
181 W. Madison Street
Chicago, IL 60602

Precision Castparts Corp. Master Trust
c/o Precision Castparts Corporation
5885 Meadows Road
Lake Oswego, OR 97035
Citizenship: Warren E. Buffett (United States); Berkshire Hathaway Inc. (Delaware); National Indemnity Company (Nebraska); GEICO Corporation (Delaware); Government Employees Insurance Company (Nebraska); BNSF Master Retirement Trust (Texas); Scott Fetzer Collective Investment Trust (Delaware); Precision Castparts Corp. Master Trust (Oregon).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), employee benefit plan or endowment fund (EP), parent holding company or control person (HC), group (OO)

## Item 4. Ownership
Amount beneficially owned: See the Cover Pages for each of the Reporting Persons.
Percent of class: See the Cover Pages for each of the Reporting Persons.
Sole power to vote or to direct the vote: See the Cover Pages for each of the Reporting Persons.
Shared power to vote or to direct the vote: See the Cover Pages for each of the Reporting Persons.
Sole power to dispose or to direct the disposition: See the Cover Pages for each of the Reporting Persons.
Shared power to dispose or to direct the disposition: See the Cover Pages for each of the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Warren E. Buffett: /s/ Warren E. Buffett, Warren E. Buffett (11/14/2025)
- Berkshire Hathaway Inc.: /s/ Warren E. Buffett, Warren E. Buffett, Chairman of the Board (11/14/2025)
- National Indemnity Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney- in-Fact (11/14/2025)
- GEICO Corporation: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (11/14/2025)
- Government Employees Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (11/14/2025)
- BNSF Master Retirement Trust: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (11/14/2025)
- Scott Fetzer Company Collective Investment Trust: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (11/14/2025)
- Precision Castparts Corp. Master Fund: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (11/14/2025)